NUTRANOMICS, INC.

605 Portland Ave.

Unit 154

Gladstone, OR 97027

(408) 495-3142

OCTOBER 7, 2021

VIA EDGAR

Attorney Gregory Herbers

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Re: Nutranomics, Inc.

Form 1-A: Request for Qualification

File No. 024-11594

Dear Mr. Herbers:

Nutranomics, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 8:00 AM EDT on Tuesday, October 11, 2021, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Jonathan Bishop
Jonathan Bishop
CEO